EXHIBIT 21.1
THE ESTÉE LAUDER COMPANIES INC.

SIGNIFICANT SUBSIDIARIES

All significant subsidiaries are wholly-owned by The Estée Lauder Companies Inc. and/or one or more of its wholly-owned subsidiaries.

Name	Jurisdiction in which Organized

Estee Lauder Inc.	Delaware

Estee Lauder International, Inc.	Delaware

ELC Management LLC	Delaware

001 DEL LLC	Delaware

Estee Lauder (Shanghai) Commercial Company Ltd.	China

Estee Lauder Belgium BV	Belgium

Estee Lauder BV	Belgium

NEDP Holding S.a.R.L.	Luxembourg

Estee Lauder AG Lachen	Switzerland

Estee Lauder Europe LLC	Delaware

Estee Lauder UK Holdings Ltd.	United Kingdom

Estee Lauder Cosmetics Limited	United Kingdom

Have&Be Co. Ltd.	Korea

Deciem Beauty Group Inc.	Canada